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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AURIGA LABORATORIES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
05155L105
(CUSIP Number)
Richard W. Lasater II Foley & Lardner LLP 2029 Century Park East, Suite 3500 Los Angeles, California 90067-3021 (310) 277-2223
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
JULY 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05155L105	13D	Page 1 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philip S. Pesin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 9,883,206
BENEFICIALLY OWNED	8	SHARED VOTING POWER 5,835,747
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 9,883,206
PERSON WITH:	10	SHARED DISPOSITIVE POWER 5,835,747

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,718,953
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%*
14		TYPE OF REPORTING PERSON IN

        *     The calculation of the foregoing percentage is based upon 35,482,768 shares of Auriga Laboratories, Inc. common stock outstanding as of August 7, 2006 as set forth in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 10, 2006, and also assumes the exercise of: (i) a warrant to purchase 125,000 shares held by Sorrento Financial Partners, LLC (of which Mr. Pesin is the sole owner), (ii) a warrant to purchase 5,002,294 shares held by Mr. Pesin, and (iii) a warrant to purchase 125,000 shares held by Mr. Pesin, all of which are exercisable within sixty (60) days of the date hereof.

CUSIP No. 05155L105	13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christine Pesin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	8	SHARED VOTING POWER 500,237
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 500,237

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,237*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14		TYPE OF REPORTING PERSON IN

        *     The totals referenced above exclude all shares that are disclosed in this Schedule 13D as being beneficially owned by other parties to this Schedule 13D, as Ms. Pesin disclaims beneficial ownership of all such shares. The calculation of the foregoing percentage is based upon 35,482,768 shares of Auriga Laboratories, Inc. common stock outstanding as of August 7, 2006 as set forth in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 10, 2006.

CUSIP No. 05155L105	13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sorrento Financial Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,613,666
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,613,666

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,613,666*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%*
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

        *    The totals referenced above exclude certain shares that are disclosed in this Schedule 13D as being beneficially owned by other parties to this Schedule 13D, as Sorrento Financial Partners, LLC disclaims beneficial ownership of such shares. The calculation of the foregoing percentage is based upon 35,482,768 shares of Auriga Laboratories, Inc. common stock outstanding as of August 7, 2006 as set forth in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 10, 2006, and also assumes the exercise of a warrant to purchase 125,000 shares held by Sorrento Financial Partners, LLC, which is exercisable within sixty (60) days of the date hereof.

CUSIP No. 05155L105	13D	Page 4 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSFG II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	8	SHARED VOTING POWER 3,721,844
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 3,721,844

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,844*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%*
14		TYPE OF REPORTING PERSON PN (Limited Partnership)

        *     The totals referenced above exclude certain shares that are disclosed in this Schedule 13D as being beneficially owned by other parties to this Schedule 13D, as TSFG II, LP disclaims beneficial ownership of such shares. The calculation of the foregoing percentage is based upon 35,482,768 shares of Auriga Laboratories, Inc. common stock outstanding as of August 7, 2006 as set forth in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 10, 2006.

CUSIP No. 05155L105	13D	Page 5 of 9 Pages

SCHEDULE 13D

Introduction

This Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) is being filed to amend the information in the Reporting Persons’ (as that term is defined below) original Statement of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission (“SEC”) on May 19, 2006.

Item 1.    Security and Issuer.

This Schedule 13D relates to the shares of common stock (“Common Stock”) of Auriga Laboratories, Inc., a Delaware corporation (the “Company”). The Company’s principal offices are located at 5555 Triangle Parkway, Suite 300, Norcross, Georgia 30092.

Item 2.    Identity and Background.

(a-b)     This Schedule 13D is being filed by the following persons: (i) Philip S. Pesin (“Mr. Pesin”), Christine Pesin (“Mrs. Pesin”), Sorrento Financial Partners, LLC, a Nevada limited liability company (“Sorrento”), and TSFG II, LP, a Nevada limited partnership (“TSFG”) (individually, a “Reporting Person” and collectively, the “Reporting Persons”). The principal business address of the Reporting Persons is 5555 Triangle Parkway, Suite 300, Norcross, Georgia 30092.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Persons have entered into a Joint Filing Agreement dated as of October 12, 2006, a copy of which is filed as Exhibit 99.1 hereto, pursuant to which they have agreed to jointly file this Schedule 13D and all amendments hereto. Notwithstanding the above, certain of the Reporting Persons have disclaimed beneficial ownership of certain of the shares of Common Stock held by the other Reporting Persons, as more fully described in the footnotes to the schedules above.

Mr. Pesin is the sole owner of Sorrento and is the general partner of TSFG. Mrs. Pesin is the limited partner of TSFG, but does not have voting or dispositive power over the shares of Common Stock of the Company that are held by TSFG.

(c)      Mr. Pesin is the Company’s Chief Executive Officer and Chairman of the Board of Directors. Mrs. Pesin is Mr. Pesin’s spouse. The principal purpose of Sorrento is to hold assets (including shares of the Company’s Common Stock) for the benefit of Mr. Pesin, and the principal purpose of TSFG is to hold assets (including shares of the Company’s Common Stock) for the benefit of Mr. and Mrs. Pesin.

(d-e)   During the last five years, none of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. and Mrs. Pesin are citizens of the United States of America. Sorrento was organized under the laws of the State of Nevada. TSFG operates under the laws of the State of Nevada.

CUSIP No. 05155L105	13D	Page 6 of 9 Pages

Item 3.    Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired their respective shares of Common Stock for general investment purposes. The information contained in Item 4 below, to the extent that it relates to the source of funds used in connection with the transactions described in Item 4, is incorporated herein by reference into this Item 3. The shares of Common Stock owned by the Reporting Persons were acquired in exchange for services rendered and as additional consideration for monies loaned.

Item 4.    Purpose of Transaction.

(a)     Merger Between Mult-Link and the Company. The purpose of this Schedule 13D is to disclose the following events related to Multi-Link Telecommunications, Inc., a Colorado corporation and predecessor to the Company (“Multi-Link”), effective as of July 11, 2006:

  •    Multi-Link effected a 1-for-15 reverse stock split of its outstanding common stock and increased the authorized number of shares of its common stock from 50,000,000 to 250,000,000;

  •   Each outstanding share of Multi-Link Series A preferred stock (including preferred stock held by the Reporting Persons) automatically was converted into approximately 33 shares of Multi-Link common stock on a post-reverse stock split basis (approximately 494.96 shares on a pre-reverse stock split basis);

  •    Multi-Link reincorporated from the State of Colorado into the State of Delaware by merging into the Company, a newly-formed Delaware corporation (the “Merger”); and

  •    By virtue of the Merger, each outstanding share of Multi-Link common stock was converted into the right to receive one share of the Company’s Common Stock.

The Merger occurred pursuant to an Agreement and Plan of Merger dated as of July 11, 2006 between Multi-Link and the Company (the “Merger Agreement”). A copy of the Merger Agreement is filed as Exhibit 99.2 to this Schedule 13D.

Prior to the consummation of the Merger, the Reporting Persons held shares of the common stock of Multi-Link. Pursuant to the terms of the Merger Agreement, the Reporting Persons acquired the shares of the Company’s Common Stock that are described in this Schedule 13D in exchange for their shares of Multi-Link common stock.

(b)     Other Transactions. On March 29, 2006, in exchange for performing services for Multi-Link, Mr. Pesin received a warrant to purchase 5,002,294 shares of Common Stock at a purchase price of $0.92458 per share, after giving effect to the reverse stock split and merger conversion described above and after giving effect to certain other adjustment provisions in the warrant. The warrant is fully exercisable. A copy of the warrant is filed as Exhibit 99.3 to this Schedule 13D.

On August 25, 2006, in exchange for performing services for the Company, Mr. Pesin received an award of 200,000 shares of Common Stock under the Company’s 2006 Equity Incentive Plan.

On August 29, 2006, the Company issued to Sorrento a fully exercisable warrant to purchase 125,000 shares of Common Stock at a purchase price of $1.92 per share. The warrant was issued to Sorrento in connection with a transaction in which Levall Finance Corp., of which Sorrento is the managing member, loaned $1,500,000 to the Company. A copy of the warrant is filed as Exhibit 99.4 to this Schedule 13D.

CUSIP No. 05155L105	13D	Page 7 of 9 Pages

On September 28, 2006, Aquoral Finance Corp. (“Aquoral”) agreed to loan up to $1,500,000 to the Company, in exchange for the issuance by the Company of a promissory note to Aquoral. As additional consideration, the Company agreed to issue to Aquoral a fully exercisable warrant to purchase one share of the Company’s Common Stock at an exercise price of $1.50 per share, for each one dollar advanced under the promissory note. As of the date of this Schedule 13D, in connection with advances made by Aquoral to the Company, the Company has issued to Aquoral warrants to acquire up to 750,000 shares of Common Stock. Aquoral has distributed these warrants to its members, including Mr. Pesin. As a result, Mr. Pesin holds a warrant to purchase 125,000 shares of Common Stock at an exercise price of $1.50 per share. The warrant is fully exercisable and has a term of five years. A copy of the warrant is filed as Exhibit 99.5 to this Schedule 13D.

Except as may be set forth above, the shares of Common Stock owned by the Reporting Persons were acquired for investment purposes only and none of the Reporting Persons have existing plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons may in the future engage in and may plan for their engagement in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

According to the Company’s Quarterly Report on Form 10-QSB for the period ended June 30, 2006, filed with the SEC on August 10, 2006, there were 35,482,768 shares of Common Stock issued and outstanding. The percentages calculated below are based upon 35,482,768 shares of Common Stock issued and outstanding, plus 5,252,294 shares of Common Stock currently issuable upon the exercise of the derivative securities identified below. Except as provided above, the information contained in this Item 5 is as of October 13, 2006.

1.     Philip S. Pesin.

(a-b)     Mr. Pesin beneficially holds 15,718,953 shares of Common Stock, which total includes (i) 4,755,912 shares held of record by Mr. Pesin, (ii) 500,237 shares held of record by Mr. Pesin’s spouse, Christine Pesin, (iii) 1,488,666 shares held of record by Sorrento, of which Mr. Pesin is the sole owner, (iv) 125,000 shares that Sorrento currently has the right to acquire pursuant to a warrant, (v) 3,721,844 shares that are held of record by TSFG, of which Mr. Pesin is the general partner, (vi) 5,002,294 shares that Mr. Pesin currently has the right to acquire pursuant to a warrant, and (vii) 125,000 shares that Mr. Pesin currently has the right to acquire pursuant to a warrant. The number of shares of Common Stock beneficially held by Mr. Pesin constitutes approximately 38.6% of the issued and outstanding Common Stock of the Company. Mr. Pesin has sole voting and dispositive power over the shares that he holds of record, and Mr. Pesin shares voting and dispositive power over the shares that are held by Mrs. Pesin, Sorrento and TSFG.

CUSIP No. 05155L105	13D	Page 8 of 9 Pages

2.     Christine Pesin.

(a-b)     Mrs. Pesin beneficially holds 500,237 shares of Common Stock. The number of shares of Common Stock beneficially held by Mrs. Pesin constitutes approximately 1.4% of the issued and outstanding Common Stock of the Company. Mrs. Pesin shares voting and dispositive power with her spouse, Mr. Pesin, over the shares of Common Stock described in this paragraph.

3.     Sorrento Financial Partners, LLC.

(a-b)     Sorrento beneficially holds 1,613,666 shares of Common Stock, which total includes (i) 1,488,666 shares held of record by Sorrento and (ii) 125,000 shares that Sorrento currently has the right to acquire pursuant to a warrant. The number of shares of Common Stock beneficially held by Sorrento constitutes approximately 4.5% of the issued and outstanding Common Stock of the Company. Sorrento shares voting and dispositive power with Mr. Pesin over the shares of Common Stock described in this paragraph.

4.     TSFG II, LP.

(a-b)     TSFG beneficially holds 3,721,844 shares of Common Stock. The number of shares of Common Stock beneficially held by TSFG constitutes approximately 10.5% of the issued and outstanding Common Stock of the Company. TSFG shares voting and dispositive power with Mr. Pesin over the shares described in this paragraph.

(c)     There were no transactions in the Common Stock by the Reporting Persons during the prior sixty (60) days, other than as described above in Items 4 and 5.

(d)     No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons, other than as described above in this Item 5.

(e)     Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions in Items 4 and 5 above are incorporated herein by reference.

Item 7.    Materials To Be Filed as Exhibits.

The following documents are included as exhibits to this Schedule 13D:

99.1	Joint Filing Agreement dated October 12, 2006 among Philip S. Pesin, Christine Pesin, Sorrento Financial Partners, LLC and TSFG II, LP.

99.2	Agreement and Plan of Merger dated as of May 19, 2006 between Multi-Link Telecommunications, Inc. and Auriga Laboratories, Inc. (then called Multi-Link Merger Co.) (incorporated by reference to the Definitive Proxy Statement filed by Multi-Link with the SEC on June 6, 2006).

99.3	Warrant dated March 29, 2006, issued by Auriga Laboratories, Inc. to Philip S. Pesin, with respect to the purchase of 5,002,294 shares of Common Stock (after giving effect to the reverse stock split described in this Schedule 13D and other adjustment provisions described in the warrant).

CUSIP No. 05155L105	13D	Page 9 of 9 Pages

99.4	Warrant dated August 29, 2006, issued by Auriga Laboratories, Inc. to Sorrento Financial Partners, LLC, with respect to the purchase of 125,000 shares of Common Stock.

99.5	Warrant dated September 28, 2006, issued by Auriga Laboratories, Inc. to Philip S. Pesin, with respect to the purchase of 125,000 shares of Common Stock.

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2006.

/s/ Philip S. Pesin	/s/ Christine Pesin
PHILIP S. PESIN	CHRISTINE PESIN
SORRENTO FINANCIAL PARTNERS, LLC	TSFG II, LP
By: /s/ Philip S. Pesin	By: /s/ Philip S. Pesin
Philip S. Pesin, President	Philip S. Pesin, General Partner